FOR IMMEDIATE RELEASE
---------------------


     GATEWAY 2000, INC. ANNOUNCES TERMINATION OF HART-SCOTT WAITING PERIOD

NORTH SIOUX CITY, S.D., June 30, 1997 -- Gateway 2000, Inc. (NYSE: GTW) today announced the early termination of the waiting period required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with respect to its cash tender offer for all outstanding shares of common stock of Advanced Logic Research, Inc. (ALR) at $15.50 per share. The waiting period was terminated by the Federal Trade Commission and the Department of Justice on June 27, 1997.

     The offer is scheduled to expire at 12:00 midnight, EDT, on Tuesday, July 22, 1997, unless extended. The offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the offer, at least a majority of the shares outstanding of ALR on a fully diluted basis, as well as certain other terms and conditions.

     The Board of Directors of ALR has approved the definitive agreement and unanimously recommended that stockholders accept the offer and tender their shares pursuant to the offer.

ABOUT ALR

     Advanced Logic Research, Inc., an industry leader in the design and manufacture of high-performance computer systems, engineered the industry's first four-way and six-way SMP server systems featuring Intel Pentium Pro technology. Developed in response to the changing role of the PC server in today's corporate computing environment, these products form the cornerstone of ALR's award winning portfolio of advanced multiprocessor servers, computer workstations, and desktop PCs. Founded in 1984 and headquartered in Irvine, California, ALR serves its worldwide markets through export sales from the U.S. and its subsidiaries located in Singapore, Germany, and the United Kingdom. ALR Inc.'s common stock is traded on NASDAQ under the symbol "AALR". For further information, visit ALR at http://www.ALR.com or call 1-800-444-4ALR.

ABOUT GATEWAY

     Gateway (NYSE:GTW), a Fortune 500 company founded in 1985, is a leading global manufacturer and direct marketer of PC products. The company, headquartered in North Sioux City, South Dakota, has manufacturing facilities in the United States, Ireland and Malaysia and employs over 10,000 people worldwide. Gateway products and services consistently win top awards from leading industry publications. For further information, visit Gateway at http://www.gw2k.com.

CONTACTS:

Angela Peacock, Gateway 2000, Inc., 605/232-1686
Vic Sial, Advanced Logic Research, Inc., 714/581-6770